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SECURITIES AND E
Washing

15048491

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH., D.C.
194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Medalist Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 S. 12th Street, Suite 401
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel — 717-249-8803 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc
(Name - if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 401	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KW 3/13

OATH OR AFFIRMATION

I, Thomas E. Messier, President and CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Matrix Private Equities, Inc. (the Company), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Thomas E. Messier, President and CEO

LAURA CATHERINE BUNTON
NOTARY PUBLIC
REG. #224214
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES NOV. 30, 2016

Sworn and subscribed to before me this 25th day of February, 2015.

This report contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Balance Sheet.
- (x) (c) Statement of Operations.
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholder's Equity.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).
- (x) (g) Computation of Net Capital
- (x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exempt)
- (x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (exempt)
- (x) (j) A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
- ( ) (k) A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)
- (x) (l) An Oath or Affirmation.
- (x) (m) A Copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Medalist Securities, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Medalist Securities, Inc.

We have audited the accompanying statement of financial condition of Medalist Securities, Inc. as of December 31, 2014, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Medalist Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medalist Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Medalist Securities, Inc.'s financial statements. The supplemental information is the responsibility of Medalist Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 24, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Medalist Securities, Inc.
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	50,707
Accounts receivable		36,099
Prepaid expenses		1,817
Furniture and equipment, net		5,029
Total assets	$	93,652

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	28,204
Commission payable		32,736
Total liabilities		60,940
Stockholder's equity		
Common stock, no par value, 5,000 shares authorized, 1,000 shares issued and outstanding		30,000
Additional paid-in capital		39,279
Retained earnings		(36,567)
Total stockholder's equity		32,712
Total liabilities and stockholder's equity	$	93,652

The accompanying notes are an integral part of these financial statements.

Medalist Securities, Inc.
Statement of Income
For the Year Ended December 31, 2013

Revenues	
Investment banking fees	$ 704,418
Total revenues	704,418
Expenses	
Employee compensation and benefits	-
Commissions expenses	532,601
Bonuses	79,100
Professional fees	63,927
Advisory fees	7,500
Regulatory fee	7,158
Other operating expenses	15,464
Total expenses	705,750
Net income (loss)	$ (1,332)

The accompanying notes are an integral part of these financial statements.

Medalist Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2014

	Common Stock	Additional paid-in capital	Accumulated Deficit	Total
Balance at December 31, 2013	$ 30,000	$ 39,279	$ (35,235)	$ 34,044
Distributions	-	-	-	$ -
Capital contributions	-	-	-	$ -
Net income (loss)	-	-	(1,332)	$ (1,332)
Balance at December 31, 2014	$ 30,000	$ 39,279	$ (36,567)	$ 32,712

The accompanying notes are an integral part of these financial statements.

Medalist Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flow from operating activities:		
Net income (loss)		$ (1,332)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 1,341	
(Increase) decrease in assets:		
Accounts receivable	(33,580)	
Prepaid expenses	(26)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	20,581	
Commission payable	21,477	
Total adjustments		9,793
Net cash provided by (used in) operating activities		8,461
Net increase in cash		8,461
Cash at beginning of year		42,246
Cash at end of year		$ 50,707

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Medalist Securities, Inc

Notes to Financial Statements

December 31, 2014

Note 1: GENERAL

Medalist Securities, Inc. (the "Company") was incorporated in the State of Virginia on May 19, 2005. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Medalist Fund Manager, Inc. (the "Parent").

The Company is a securities broker-dealer that provides several classes of services, including private placement of securities.

Under its membership agreement with FINRA, the Company does not execute or clear securities transactions for customers. Accordingly, pursuant to Rule 15c3-3(k)(2)(i), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the results of the Company and the results of transactions with affiliated entities.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company defines cash as highly overnight liquid deposits held in the ordinary course of business. At December 31, 2014 cash is comprise of amounts held at an FDIC insured depository institution.

The Company's receivables consist of advisory fees and expense reimbursements due from the Company's clients. Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial. At December 31, 2014, five clients account for 100% of the accounts receivable and three clients account for 53% of revenue for the year then ended.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued)

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expenses as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The operations of the Company are included in the consolidated income tax return filed by the Parent. With the consent of its shareholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the shareholder is individually taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furniture and equipment	$ 6,705	5 Years
Total cost of furniture and equipment	$ 6,705	
Less: Accumulated depreciation	1,676)	
Furniture and Equipment, net	$ 5,029	

Depreciation expense for the year ended December 31, 2014 was $1,341.

Medalist Securities, Inc

Notes to Financial Statements

December 31, 2014

Note 4: INCOME TAXES

As discussed in Note 2, the Company has elected the S Corporate tax status; therefore, no federal tax provision has been recorded.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2014, the IRS has not proposed any adjustment to the Company's tax position.

Note 5: RELATED PARTY TRANSACTIONS

The Company has entered into a written agreement with the Parent to share office space and personnel in the ordinary course of its business. There are no material transactions between the Company and the Parent for the year ended December 31, 2014. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based on this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $22,503 which was $17,503 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($60,940) to net capital was 2.71 to 1, which is less than the 15 to 1 maximum allowed.

Note 8: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For the year ending December 31, 2014, various Accounting Standards Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Medalist Securities, Inc.
Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1
As of December 31, 2014

Net Capital:			
Total stockholder's equity		$	32,712
Less: Non-allowable assets			
Accounts receivable	(3,363)		
Furniture and equipment, net	(5,029)		
Prepaid expenses	(1,817)		
Total non-allowable assets			(10,209)
Net capital before haircuts			22,503
Total haircuts & undue concentration			-
Net capital			22,503
Aggregate Indebtedness:			
Accounts payable and accrued expenses	28,204		
Commission payable	32,736		
Total Aggregate indebtedness	60,940		
Computation of net capital requirements:			
Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness	$ 4,063		
Minimum dollar net capital required	$ 5,000		
Net capital required (greater of above)			(5,000)
Excess net capital		$	17,503
Ratio of aggregate indebtedness to net capital	2.71 : 1		

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014.

See Report of Independent Registered Public Accounting Firm

Medalist Securities, Inc.
Schedule II- Computation for Determining of Reserve
Requirements Pursuant to Rule
15c3-3

A computation of reserve requirements is not applicable to Medalist Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Medalist Securities, Inc.
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Medalist Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Medalist Securities, Inc. Report
on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Period June 1, 2014 through December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Medalist Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Medalist Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Medalist Securities, Inc. stated that Medalist Securities, Inc. met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014, without exception. Medalist Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Medalist Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 24, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Medalist Securities, Inc.

Exemption Report Pursuant to SEA Rule 17a-5(d)

For the Seven Month Period Ended December 31, 2014

Medalist Securities, Inc. (the "Company") (SEC file number 8-67000, CRD number 136356), located at 11 S. 12th Street, Richmond, VA 23219, is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) which states that the provisions of Rule 15c3-3 shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)."

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) from June 1, 2014, the effective date of 17 C.F.R. §240.17a-5(d)(1) and (4), to December 31, 2014, the end of its most recent fiscal year, without exception.

Medalist Securities, Inc.

I, Thomas E. Messier, affirm, that, to the best of my knowledge and belief, this Exemption Report is true and correct.

[signature]

President and CEO

February 24, 2015